UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On July 19, 2023, VCI Global Limited (the “Company”) entered into a Collaboration Agreement (the “Collaboration Agreement”) with Treasure Global Inc (NASDAQ: TGL) (“TGL”), a Malaysian solutions provider developing innovative technology platforms, in which the Company and TGL shall collaborate to develop an AI-powered travel platform (“Platform”) which utilizes advanced technology, including high-tech and predictive technology, to assist its users in discovering the best places to visit, explore, dine and engage in various activities during their travel in Malaysia. Furthermore, the Platform aims to facilitate the seamless booking of flights, hotels, car rentals, theme park tickets and concert show tickets.

Pursuant to the Collaboration Agreement, the Company and TGL shall share ownership and profits generated from this collaboration on a 50:50 basis.

On July 20, 2023, Gem Reward Sdn Bhd (“Gem”), a wholly owned subsidiary of TGL, entered into a Software Development Agreement (the “Software Agreement”) with the Company, in which Gem shall create, design, produce, develop, finalize, commission and deliver to the Company the Platform.

Pursuant to the Software Agreement, the Company shall pay Gem either in cash or in Company shares of common stock equal to USD $1 million as the service consideration (the “Software Agreement Consideration”).

The foregoing descriptions of the Collaboration Agreement and the Software Agreement are not complete and are qualified in their entirety by reference to the full text of the Collaboration Agreement and the Software Agreement filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K and incorporated herein by referenced.

With respect to the Software Agreement Consideration to be issued pursuant to the Software Agreement and the exemption from registration under the Securities Act of 1933, as amended, for the issuance of such shares.

On July 19, 2023, the Company issued a press release, announcing the entry into the Collaboration Agreement, of which the terms are described above. The press release making this announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the information in the paragraph above, including Exhibits 99.1 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Collaboration Agreement dated as of July 19, 2023, by and between VCI Global Limited and Treasure Global Inc
10.2	Software Development Agreement dated as of July 20, 2023, by and between VCI Global Limited and Gem Reward Sdn Bhd
99.1	Press Release dated as of July 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 21, 2023	VCI GLOBAL LIMITED

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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